FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                ACT OF 1934

For the fiscal year ended September 30, 2013

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934

Commission file number 0-23333

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Timberland Bank Employee Stock Ownership and 401(k) Plan

        B.    Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Timberland Bank
624 Simpson Avenue
Hoquiam, Washington 98550

Financial Statements and Exhibits

Page

(a) Report of Independent Registered Public Accounting Firm	1

(b) Financial Statements
Statements of Net Assets Available for Benefits
at September 30, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended September 30, 2013	4

Notes to the Financial Statements	5

(c) Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

(d) Exhibit 23 Consent of Independent Registered Public Accounting Firm	16

Signatures

                 The Plan:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Administrator, Timberland Bank Employee Stock Ownership and 401(k) Plan

By:	/s/Dean J. Brydon
Dean J. Brydon (name)
Chief Financial Officer (title)
Timberland Bank (bank)

Date:  March 27, 2014

Timberland Bank Employee Stock Ownership and 401(k) Plan

Financial Report
September 30, 2013

Timberland

Bank

Employee

Stock

Ownership

And

401(k)

Plan

Financial

Report

September 30

2013

Contents

Report of Registered Independent Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2-3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14-15

Independent Auditors’ Report

To the Plan Administrator, Investment and Benefit Committees
   of Timberland Bank Employee Stock Ownership and 401(k) Plan:

Report on the Financial Statements
We have audited the accompanying financial statements of Timberland Bank Employee Stock Ownership and 401(k) Plan, which comprise the statements of net assets available for benefits as of September 30, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended September 30, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Timberland Bank Employee Stock Ownership and 401(k) Plan as of September 30, 2013 and 2012, and the changes in its net assets available for benefits for the year ended September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (held at the end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP
Seattle, Washington
March 18, 2014

Financial

Statements

Statements of Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

		September 30, 2013

	Participant-	Nonparticipant-Directed
	Directed	Allocated		Unallocated		Total
Assets
Investments, at fair value:
Stable value common collective trust fund	$1,098,440	$	- -	$	- -	$1,098,440
Other common collective trust funds	8,814,116		- -		- -	8,814,116
Timberland Bancorp, Inc. (“Bancorp”) common stock	2,991,186		5,332,212		1,745,712	10,069,110
Total investments	12,903,742		5,332,212		1,745,712	19,981,666

Cash	39,855		846		2,310	43,011

Total assets	12,943,597		5,333,058		1,748,022	20,024,677

Liabilities

Related party note payable	- -		- -		2,565,535	2,565,535

Net assets available at fair value	12,943,597		5,333,058		(817,513)	17,459,142

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,395)		- -		- -	(16,395)

Net assets available for benefits	$12,927,202		$5,333,058		$(817,513)	$17,442,747

See notes to financial statements.

Statements of Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

		September 30, 2012

	Participant-	Nonparticipant-Directed
	Directed	Allocated		Unallocated		Total
Assets
Investments, at fair value:
Stable value common collective trust fund	$1,109,112	$	- -	$	- -	$1,109,112
Other common collective trust funds	7,830,130		- -		- -	7,830,130
Bancorp common stock	2,275,980		3,585,846		1,375,404	7,237,230
Total investments	11,215,222		3,585,846		1,375,404	16,176,472

Cash	39,166		901		2,310	42,377

Total assets	11,254,388		3,586,747		1,377,714	16,218,849

Liabilities

Related party note payable	- -		- -		2,917,458	2,917,458

Net assets available at fair value	11,254,388		3,586,747		(1,539,744)	13,301,391

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,225)		- -		- -	(43,225)

Net assets available for benefits	$11,211,163		$3,586,747		$(1,539,744)	$13,258,166

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
Year Ended September 30, 2013

	Participant-	Nonparticipant-Directed
	Directed	Allocated		Unallocated		Total
Additions to net assets
Investment income:
Net appreciation in fair value of investments:
Stable value common collective trust fund	$19,423	$	- -	$	- -	$19,423
Other common collective trust funds	995,153		- -		- -	995,153
Bancorp common stock	1,095,424		1,711,140		706,375	3,512,939
Interest and dividends	34,589		71,745		- -	106,334
Contributions:
Employer	289,003		- -		517,127	806,130
Participant	413,826		- -		- -	413,826
Allocation of 35,266.74 shares of Bancorp common stock	- -		264,324		- -	264,324
Total additions to net assets	2,847,418		2,047,209		1,223,502	6,118,129

Deductions from net assets
Interest expense	- -		- -		236,947	236,947
Benefit payments	1,131,379		300,898		- -	1,432,277
Allocation of 35,266.74 shares of Bancorp common stock	- -		- -		264,324	264,324
Total deductions from net assets	1,131,379		300,898		501,271	1,933,548

Net increase	1,716,039		1,746,311		722,231	4,184,581

Net assets available for benefits

Beginning of year	11,211,163		3,586,747		(1,539,744)	13,258,166

End of year	$12,927,202		$5,333,058		$(817,513)	$17,442,747

See notes to financial statements.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership and 401(k) Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Timberland Bank Employee Stock Ownership 401(k) Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan (“ESOP”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is designed to comply with Section 401(a) and 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (“Code”).  The Plan is administered by Pentegra Retirement Services and Pentegra Trust Company is the trustee for Bancorp stock and Reliance Trust Company is the trustee for all other funds in the Plan.  Timberland Bank (“Company”) is the wholly owned subsidiary of Timberland Bancorp, Inc. (“Bancorp”).  The Plan has been amended and restated to comply with the Pension Protection Act of 2006 and subsequent legislation, including related guidance.

The Plan purchased Bancorp common stock using proceeds borrowed from the Bancorp to fund the ESOP portion of the Plan.  The borrowing is to be repaid over a period of 21.25 years by fully deductible Company contributions to the Plan.  As the Plan makes each payment of principal and interest, an appropriate percentage of stock is released and allocated annually to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of Bancorp common stock and guaranteed by the Company.  The Bancorp has no rights against shares once they are allocated under the Plan.  Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:

•	The accounts of employees with rights under the Plan in allocated Bancorp common stock, whether or not vested (Allocated)

•	Bancorp common stock not yet allocated to employees (Unallocated)

Voting Rights

Each participant may direct the trustee as to the voting rights attributable to allocated shares of Bancorp common stock held in the ESOP component of the Plan.  Any allocated Bancorp common shares in which voting instructions are not received, unallocated Bancorp common shares under the ESOP component of the Plan, and Bancorp common shares held in the 401(k) component of the Plan are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.

Eligibility for Participation and Contributions

The Plan covers substantially all employees of the Company or an affiliated entity (other than those excluded under the terms of the Plan) who have one year of service and are 21 years of age or older.  Generally, a year of service is credited upon the completion of at least 1,000 hours of service within a Plan year (October 1 to September 30).  The Plan provides entry dates on the first day of each calendar quarter.  However, employees who are at least age 21, but have not been credited with a year of service, are eligible to make 401(k) contributions as of the first day of the month after employment.  Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that Plan year.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 1 - Plan Description and Basis of Presentation (continued)

401(k) and Company Contributions and Participant Investment Options

The Plan participants may contribute into the 401(k) component up to the maximum of pretax annual compensation as set by law ($17,500 for 2013 and $17,000 for 2012).  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions).  The Company makes an annual safe harbor profit sharing contribution of three percent of eligible compensation, with additional amounts contributed at the option of its Board of Directors.  The Company also makes contributions necessary to repay the ESOP loan.

Participants age 50 and older during the Plan year are permitted to make elective 401(k) catch-up deferrals in accordance with Section 414(v) of the Code.  For 2013 and 2012, the maximum catch-up deferral by law was $5,500 per year.

Participants may direct the investments of their 401(k) salary deferral contributions, safe harbor contribution and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan’s literature.

Participant Account Allocations

If participants are eligible the participant’s account is credited with allocations of the (a) Company’s safe-harbor contribution, (b) Company’s discretionary contribution, (c) Bancorp common stock released as a result of the ESOP loan repayments, (d) participant’s 401(k) and catch-up contributions, (e) the Plan’s earnings and (f) the forfeitures of terminated participants’ nonvested accounts.  ESOP allocations and Company discretionary contributions are based upon the relationship of the participant’s compensation to total eligible Plan compensation for the Plan year.  Eligible compensation is limited for any participant to $255,000 for the plan year beginning in 2013 and $250,000 for the plan year beginning in 2012.  Dividends from Bancorp common stock in the ESOP component are used, along with Company contributions, to make payments on the ESOP loan.  Dividends earned on allocated Bancorp common shares are credited to participant accounts in the form of Bancorp stock equal to the fair market value of the stock at the time of the dividend.  Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur.  Forfeitures allocated for the years ended September 30, 2013 and 2012, totaled $7,593 and $16,971, respectively for the ESOP part of the Plan.  For the years ended September 30, 2013 and 2012, the 401(k) forfeitures totaled $768 and $14,825, respectively.

Benefit Payments and Plan Amendments

On termination of service, a participant whose vested Plan accounts totaled $1,000 or less will receive a lump-sum amount equal to the value of the vested interest in his or her account.   A participant whose vested Plan accounts exceed $1,000 may leave the funds in the Plan or elect to receive his or her vested interest in either a lump sum distribution or a distribution over a certain period in monthly, quarterly, semiannual or annual installments. A participant’s vested Plan accounts will be distributed upon attaining age 65, unless an election has been made to defer or accelerate the distribution of benefits.  All distributions from the 401(k) component are in cash. Distributions from the ESOP component are in the form of Bancorp common stock or cash as elected by the participant. During the year ended September 30, 2013, the Plan distributed 35,266 shares of Bancorp common stock from the ESOP component.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 1 – Plan Description and Basis of Presentation (continued)

Vesting

Participants are immediately vested in all employee contributions, rollover and safe harbor contributions, plus actual earnings thereon.  Vesting in the Company’s discretionary contribution portion of accounts and the ESOP, plus earnings thereon, is based on years of credited service.  Participants gradually vest in these accounts, and are fully vested after six years of credited service.  A participant’s account also becomes 100 percent vested upon attaining the age of 65 while actively employed, or if the participant’s separation from service is a result of death or disability.

ESOP Component Diversification

Diversification is available to a participant that has three years or more of service with the Company.  They may diversify their entire ESOP balance or any portion they choose.  The divestment may be directed into the same fund choices available for the 401(k) component of the Plan.  Divestment and reinvestment may occur once a month.  During the Plan year ended September 30, 2013, there were no shares diversified out of the ESOP component of the Plan.

Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions.  Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code.  In the event of Plan termination, participants become 100 percent vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments at September 30, 2013 and 2012 consist of common collective trust funds and Bancorp common stock; both of which are stated at fair value. Quoted market prices are used to value shares of Bancorp common stock. The Plan’s interest in the common collective trust funds are based on the fair values of the common collective trust funds’ underlying investments, based on net asset value information reported by the investment manager (State Street Global Advisors) to the asset custodian (Reliance Trust Company) and trustees (Reliance Trust Company and Pentegra Trust Company). Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (concluded)

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust fund.  Contract value for the common collective trust fund is based on the net asset value of the fund, as reported by the investment manager.  The statements of net assets available for benefits present the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  The Company has applied the provisions for reporting of fully benefit-responsive investment contracts  to the statement of net assets available for benefits as of September 30, 2013 and 2012.

Note 3 – Tax Status

The Plan obtained its latest determination letter dated September 26, 2013, in which the Internal Revenue Service (“IRS”) stated that the Plan, as designed, was in compliance with the applicable requirements of the code.

Note 4 – Administration of Plan Assets

Certain non-fiduciary administrative functions of the Plan are performed by officers and employees of the Company.  No such officers or employees receive compensation from the Plan.  The Company also retained the services of a third party to perform third-party administrative functions.  Administrative expenses are paid directly by the Company and totaled $25,526 for the year ended September 30, 2013.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 5 – Investments

The following presents, separately, identified investments that represent five percent or more of the Plan’s net assets and Bancorp common stock at September 30, 2013:

	Participant-	Nonparticipant-directed
	Directed	Allocated	Unallocated	Total

Bancorp common stock
Number of shares	332,354	592,468	193,968	1,118,790

Market value	$2,991,186	$5,332,212	$1,745,712	$10,069,110

State Street Global Advisors Common
Collective Trust Short Term
Investment Fund	1,677,713	- -	- -	1,677,713

State Street Global Advisors Russell
2000 Index SL Series Fund – Class A	1,327,720	- -	- -	1,327,720

State Street Global Advisors Moderate
Strategic Balanced SL Fund	1,089,551	- -	- -	1,089,551

Invesco Stable Value Common Collective
Trust – Pentegra Class	1,089,440	- -	- -	1,089,440

State Street Global Advisors S&P
500 Flagship SL Series Fund – Class A	1,026,893	- -	- -	1,026,893

State Street Global Advisors Aggressive
Strategic Balanced SL Fund	900,516	- -	- -	900,516

Other (including common collective
trust funds)	2,800,723	- -	- -	2,800,723

Total investments at fair value	$12,903,742	$5,332,212	$1,745,712	$19,981,666

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 5 – Investments (continued)

The following presents, separately, identified investments that represent five percent or more of the Plan’s net assets and Bancorp common stock at September 30, 2012:

	Participant-	Nonparticipant-directed
	Directed	Allocated	Unallocated	Total
Bancorp common stock
Number of shares	379,330	597,641	229,234	1,206,205

Market value	$2,275,980	$3,585,846	$1,375,404	$7,237,230

State Street Global Advisors Common
Collective Trust Short Term
Investment Fund	1,544,610	- -	- -	1,544,610

Invesco Stable Value Common Collective
Trust – Pentegra Class	1,109,112	- -	- -	1,109,112

State Street Global Advisors Russell
2000 Index SL Series Fund – Class A	1,048,843	- -	- -	1,048,843

State Street Global Advisors Moderate
Strategic Balanced SL Fund	1,042,973	- -	- -	1,042,973

State Street Global Advisors S&P
500 Flagship SL Series Fund – Class A	859,460	- -	- -	859,460

State Street Global Advisors Aggressive
Strategic Balanced SL Fund	858,256	- -	- -	858,256

Other (including common collective
trust funds)	2,475,988	- -	- -	2,475,988

Total investments at fair value	$11,215,222	$3,585,846	$1,375,404	$16,176,472

During the year ended September 30, 2013, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during each period, appreciated in value as follows:

Stable value common collective trust fund	$ 19,423
Other common collective trust funds	995,153
Bancorp common stock	3,512,939

Net appreciation in fair value of investments	$ 4,527,515

The Stable value common collective trust fund is administrated by Invesco.  The average yield and crediting interest rates were approximately  1.1% and 1.5%, respectively for the Plan year 2013.  The average yield and crediting interest rates were approximately 1.4% and 2.0%, respectively for the Plan year 2012.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 6 – Related Party Note Payable

The Plan’s term loan agreement with Bancorp (a related party) maturing March 31, 2019, has an interest rate of 8.5 percent and annual payments of $588,870.  The note is guaranteed by the Company and remains collateralized by unallocated shares of Bancorp common stock.

Note 7 – Employer Contributions

The Company is obligated to make contributions in cash to the Plan for the ESOP component, which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest on the term loan.  In addition, the Company is obligated to make an annual safe-harbor contribution of three percent of eligible compensation into the 401(k) component which totaled $289,003 for the year ended September 30, 2013.  At the discretion of the Board of Directors, the Company may make an additional profit sharing contribution to the 401(k) component of the Plan.  For the year ended September 30, 2013, there was no such discretionary contribution.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statement of net assets available for benefits.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013 and 2012

Note 9 – Fair Value of Investments

The authoritative guidance established a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques in fair value calculations.  The three levels of inputs are defined as follows:

Level 1 – unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company.
Level 2 – inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 – inputs that are unobservable in the marketplace and significant to the valuation

The guidance on fair value of financial instruments requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs.  If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The following table summarizes the balances of assets measured at fair value on a recurring basis at September 30, 2013 and 2012 (in thousands):

	Fair Value
2013	Level 1	Level 2		Level 3		Total Losses

Available for Sale Securities
Bancorp common stock	$10,069	$	- -	$	- -	$	- -
Stable value common collective trust fund	- -		1,099		- -		- -
Other common collective trust funds	- -		8,814		- -		- -
Total	$10,069		$9,913	$	- -	$	- -

	Fair Value
2012	Level 1	Level 2		Level 3		Total Losses

Available for Sale Securities
Bancorp common stock	$7,237	$	- -	$	- -	$	- -
Stable value common collective trust fund	- -		1,109		- -		- -
Other common collective trust funds	- -		7,830		- -		- -
Total	$7,237		$8,939	$	- -	$	- -

Note 10 – Subsequent Events

Management has evaluated events and transactions that occurred after the balance sheet date of September 30, 2013 through March 18, 2014, the date the financial statements were available to be issued.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2012 and 2011

Note 11 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended September 30, 2013:

	Account Balance per Financial Statements	Variance	Balance per Form 5500

Cash and cash equivalents	$43,011	$1,677,713	$1,720,724
Common collective trust funds	9,912,556	(1,694,108)	8,218,448
Adjustment from fair value to
contract value for fully benefit-
responsive investment contracts	(16,395)	16,395
Total	$9,939,172	--	$9,939,172

The Plan’s Administrator has classified the Plan’s State Street Global Advisors Common Collective Trust Short Term Investment Fund as a cash equivalent for reporting on the Form 5500.  This investment has been classified as an investment for financial statement reporting purpose.

Supplemental

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013

EIN:            20-5645878
Plan #:                      002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

Stable Value Common Collective Trust Fund
Invesco	Pentegra Stable Value Fund, at Fair Value	$	*	$ 1,098,440

Employer Stock
**Timberland Bancorp, Inc.	Common Stock – 786,436 Shares		5,894,338	7,077,924

**Timberland Bancorp, Inc.	Common Stock – 332,354 Shares		*	2,991,186
				10,069,110
Other Common Collective Trust Funds
State Street Global Advisors	Common Collective Trust Short Term Invesment Fund		*	1,677,713

State Street Global Advisors	Russell 2000 Index SL Series Fund – Class A		*	1,327,720

State Street Global Advisors	Moderate Strategic Balanced SL Fund		*	1,089,551

State Street Global Advisors	S&P 500 Flagship SL Series Fund – Class A		*	1,026,893

State Street Global Advisors	Aggressive Strategic Balanced SL Fund		*	900,516

State Street Global Advisors	Daily EAFE Index SL Series Fund – Class T		*	552,206

State Street Global Advisors	S&P Midcap Index SL Series Fund – Class A		*	348,550

State Street Global Advisors	S&P Value Index SL Fund Series A		*	325,447

State Street Global Advisors	NASDAQ 100 Index Non-Lending Fund Series A		*	262,251

State Street Global Advisors	S&P Growth Index SL Fund Series A		*	248,260

State Street Global Advisors	Passive Bond Market Index SL Series Fund A		*	209,955

State Street Global Advisors	REIT Index Non-Lending Series Fund – Class A		*	164,179

State Street Global Advisors	Long US Treasury Index SL Series Fund Class A		*	148,130

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2013

EIN:            20-5645878
Plan #:                      002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Other Common Collective Trust Funds (continued)
State Street Global Advisors	Conservative Strategic Balanced SL Fund	*	140,428

State Street Global Advisors	Target Retirement Fund 2015	*	131,494

State Street Global Advisors	Target Retirement Fund 2025	*	107,819

State Street Global Advisors	Target Retirement Fund 2035	*	59,543

State Street Global Advisors	Target Retirement Fund 2045	*	44,927

State Street Global Advisors	Target Retirement Fund 2020	*	33,128

State Street Global Advisors	Target Retirement Fund 2055	*	5,622

State Street Global Advisors	Target Retirement Fund 2040	*	5,048

State Street Global Advisors	Target Retirement Fund 2050	*	2,973

State Street Global Advisors	Target Retirement Fund 2030	*	1,583

State Street Global Advisors	Target Retirement Income Fund	*	180

			8,814,116

			$19,981,666

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest